Exhibit 99.1

Bragg Gaming Now Live in Belgium With Debut Partner Napoleon Sports and Casino

Company’s growth trajectory continues following debut in newest European market

TORONTO, February 2, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), is marking its latest European market entry with the rollout of content with Napoleon Sports and Casino in Belgium.

Following its licence acquisition last year, Bragg’s portfolio of games is now live in the Benelux country and establishes its profile among Belgian players.

The largest operator in the established market, Napoleon is part of the Superbet Group. It was acquired by the pan-European powerhouse in 2021.

The partnership marks another highlight in Bragg’s impressive track record of entering new global regulated markets with market leaders.

The online casino market in Belgium was estimated to be worth US$395 million in 2022 according to H2 Gambling Capital and as such, represents further opportunity for Bragg Gaming Group as it continues to drive growth in a number of key regions.

Lara Falzon, President and Chief Operating Officer at Bragg Gaming, said: “It’s always exciting to go live in a new jurisdiction, and particularly so when it's with a market leader like Napoleon Sports and Casino.

“We’re proud to continue to deliver on our new market expansion strategy, and it is a testament to the hard work of our teams and the quality of our product offering that we can align with so many at the forefront of the industry. I look forward to a fruitful relationship with Napoleon Sports and Casino as we roll out our exclusive content in Belgium.”

Philippe Joos, CPO at Napoleon Sports and Casino, added: “Bragg’s reputation in iGaming is renowned and its provision goes from strength to strength, so this partnership is a natural fit for an innovative and forward-looking operator like Napoleon Sports and Casino."

"We are on a mission to provide our players with the most thrilling and responsible entertainment in a safe and protected environment. This collaboration fits perfectly with that goal as we'll be able to provide titles that speak for themselves in terms of quality and we’re confident our players will see that too."

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content and cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group

About Napoleon Sports & Casino

Thrills and entertainment in a safe, protected environment. That is what Napoleon Sports & Casino stands for. Napoleon is a Belgian market leader in online entertainment, exploits the Grand Casino of Knokke, and operates 25 arcades throughout Belgium. The Napoleon Group employs over 400 people, and has experienced steady growth since its launch more than 40 years ago. Napoleon Sports & Casino has its headquarters in Aalst, near Brussels.